Filed by Tyco International plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Johnson Controls, Inc.

SEC File No.: 001-05097

Date: May 16, 2016

Explanatory Note: The following is a trancript of a presentation given by Tyco International plc and Johnson Controls, Inc. at an industry conference.

CORPORATE PARTICIPANTS

Alex Molinaroli Johnson Controls - Chairman and CEO

George Oliver Tyco - CEO

PRESENTATION

Unidentified Participant

Okay, we’re going to get started with the next presentation. This is a first ever, ever for EPG. We have two standing CEOs that are going to jointly present. It is JCI and Tyco. They will both be doing Q&A and the way they have explained it to me is if you don’t like one answer, just wait for the other’s answer and you may like that one better.

To kick things off Chairman, CEO, Alex Molinaroli of JCI, take it away, Alex.

Alex Molinaroli - Johnson Controls - Chairman and CEO

Good morning, everyone. So I have quite a few slides to go through so I’m going to try to go through as quickly as possible so we can get to the Q&A. But I also wanted to make sure that as we go through this there’s going to be pieces of the presentation we are going to try to strategically set up how did we get here. We will talk a little bit up out the ongoing synergy opportunities if you think about why is this a good idea beyond the obvious, industrial synergies, why from a long-term perspective this makes sense and make sure you understand how we see the world. And our idea and I think George will definitely represent this, because we are of like mind, as we get closer and closer to this, we like it more and more. And I think that will come through in a whole bunch of different ways as you look at not only what we are able to capture in the near term but what we see strategically.

Let me jump into it, I’m not going to make you read all this. You can read this at your own the leisure but we definitely have more disclosures than most people so if that is a measure of success, we are way ahead.

So what I wanted to do is just give you a little bit of context and I’m going to blow through this because I can’t give it the time that is deserved. When we have our opportunity and we haven’t picked a date yet but sometime in late fall, early winter probably similar to what Johnson Controls has done with their Investor Day, we will have an Investor Day and I think at that point we will get a chance to talk strategically about where we see - where we see the world going and why this combination makes a whole lot of sense both for Tyco and Johnson Controls and for the new Johnson Controls going forward and how we are positioning ourselves.

But I just wanted to remind everyone there are some things that are happening that are fundamental in our world and it goes directly to the spaces that we both participate in and those fundamental shifts how does it relate to demographics, how does it relate to technology, how it relates to the urbanization of what is happening in the world, and this shift of population in the middle class is growing particularly in Asia. And the statistics I’m not going to go through them, they are undeniable and they are going to be a super cycle that is going to last for many, many years, decades, that is going to be important for each and every one of the companies that you talk to when you think about the future, how well are you positioning ourselves for where the puck is going to be, how the market is going to evolve, not just what are we going to do today.

So this build up just so that you understand where this came from, a year ago we had our strategy meeting at Johnson Controls and we talked about what was the final pieces of our transformation and what are we trying to set up as it relates to a platform moving forward and what was going to be important to us going forward.

This is an eye chart. I don’t want you to get - and you have the slide so you can spend some time thinking about it and I think over time this will evolve because of the acquisition. But what I want to get you to understand is we think about our business as a $450 billion market opportunity, not that we serve all that market today. But we think of our business in two ways, the core of our business being buildings which is how this all works together, and then our energy business today, our energy storage business.

I’m going to break this down just a little bit, not spend too much time but to help you understand when you start thinking about what is next, so what is the point, where might you be going, how does this all fit together not only from a tactical near-term perspective but from a long-term perspective.

So I’m going to spend just a moment talking about the core of our Energy Storage business and how we are positioned. So if you look at your chart, you can see in this wheel chart what you basically see is that we see the market in a very broad perspective. However, if you look at where Johnson Controls participates today, a very narrow slice of the market that we participate in and we participate in a very deep way. So where we participate in the energy storage market is a very, very deep business model, a franchise if you will, around certain aspects of the market. And it really has given us the opportunity and a platform for us to do other things.

So over time what you will see and what you are seeing us do is we are making investments in lithium ion mostly focused in the motive area but we also have conversations around are we going to move into the stationary battery market, is that an opportunity both for traditional technologies and also for new technologies?

The first movement in that direction for us outside of our automotive or motive core has been around distributive energy systems and we have a small team in place where we are leveraging our branches to go out and sell these as a part of our different distributed energy storage systems, so lithium-ion solutions and in fact, I hope some of you are coming to our June 13 Investor Day where we are going to talk to you about Power Solutions in some real detail, talk to you about the core business that we have today, why we think it is an attractive business but also what the opportunity is for us to grow that business moving forward.

So when we think about our business in Power Solutions what we see is a deep participation and market leadership around a core, moving into other adjacencies, this is mostly organic here and moving fairly rapidly into a distributed energy player so focused quite frankly on buildings in our building’s core.

So let’s talk about buildings because I think this is where the conversation should be talked about as it relates to our merger with Tyco. Why does it make sense? I’ll give you a little bit of history.

So when Johnson Controls thinks about our buildings business, we think of two things. We think of the core of technology and the distribution around those technologies and the core of our business, the original Johnson Controls if you look at your chart you will see that this essentially is our building automation controls business system, this is what this represents. This is prior to the York acquisition that was 10 years ago. And we have in particular a North American branch network that is very unique. It is a very unique, very strong go-to-market and market access with some very strong relationships that exist. It has been a core of our business since Warren Johnson invented the Company 130 years ago so it is a very mature market access solutions oriented selling and account management organization. And it is why that we have a strong — sort of begets our products and our products begets our distribution, it is why we have such a strong presence in the institutional space. Because those are the type of customers that want a heavy touch solutions orientation, they look at their buildings as assets. That is why our branches are important to us and that is why we are pretty strong in branches.

So the investments that we have made over time, York being one, there are a couple of things that are kind of interesting when you look at this chart. Two things happen here and this is really important is we start to fill out our portfolio that we can sell more products to our customers and we are able to — you will see this space here — start integrating our building automation and controls technologies to equipment. So one of the things that has happened over time is even though we sell equipment and even though we sell controls, when you get into the HVAC part of our business, those have become integrated. You buy controls with the equipment, you buy equipment with controls. Those systems become integrated and now no longer are you just controlling that equipment, you now have deep access of the information about what is happening with that equipment, how do you want to service it, how do you want to feed that information back into your product development and what can you do with that information. So that becomes very much an integrated platform for us. Equipment, controls, the integration of those devices.

The other thing that happened I don’t know if you noticed this is our North American branch blew a bubble there, just get a little bit bigger because we became more capable. And so when we acquired York, the size of our branches doubled, we doubled the size of our branches and we fully integrated. So our North American branch network you can’t find a York office, you can’t find just a Johnson Controls office. What you find is Johnson Controls which includes our York organization.

And so it is a fully integrated system and when we come back and talk about Tyco that is one of the reasons why we get a little bit of confidence because we feel like not the same but there is a lot of similarities when you talk about what are the pitfalls, what are the opportunities and what are the challenges for us to be able to integrate moving forward.

Because for us, Tyco and Johnson Controls, this is not just a product play.

ADTI, so you can see we start filling out our portfolio. Our ADTI acquisition around mechanical equipment is for us to go down market and pivot. The branches didn’t grow on this one. What you see here is this is an opportunity for that and for Hitachi for us to have some products and product access outside of our core channels and outside of our strength which is usually at the high-end complex. Because as you know, Johnson Controls and one of our challenges and opportunities and strategic initiatives is for us to become more capable at the midmarket and light commercial residential. That is not solved by the Tyco merger. That is still an opportunity and a challenge for us when you think about HVAC equipment.

One of the things that you will hear is depending on how you are positioned you could hear from other people in the same space and say this doesn’t make as much sense for them as it may for Johnson Controls. It has a lot to do with the fact that we both, Tyco and Johnson Controls, have similar channels, dealing with similar type complex customers and customers that see their buildings as assets.

As you go through distribution, people buy — they buy air conditioning equipment, they buy fire alarm systems or components, they are buying security devices and they might buy temperature controls or thermostats. As you move up that value chain and the customers become more complex that is where this thing makes the most sense strategically.

And then Tyco, so what you see here is you see that as we bring Tyco in, the opportunity not only to sell more but it is going to be an opportunity for us to be able to start integrating those capabilities into the systems that we already have and that is the long-term opportunity for us. And you may have noticed the North American branch got much bigger because that is an opportunity for synergies and for us that is going to be real and it is a part of the value that we have both in the near term and the long term.

And then of course distributed energy is where the connection between our energy, our Power Solutions business and our Energy Solutions business for us to add value to our customers. So this is strategically, a very, very quick overview but just gives you a feel for why for us this makes sense not only in the near term but also in the long term.

When you think about buildings, there are core systems in a building that are important. You’ve got to have lights, you have to be able to manage the power, you need HVAC control systems and you need the building automation system, you need a fire alarm system and you need something around safety and security, a security system. It all looks different depending on the building.

And then you have other things but the core of all buildings has those systems and what we see and I think what you will hear from us and people that participate in any of these core systems is there will be a convergence of technology over time that will allow that to be not only lower-cost but more meaningful. We think that being the leaders in fire, security and building automation systems gives us a platform to be a real participant as that market converges. In fact, we should be in a position to be able to drive some of that convergence particularly in the fact that we have a channel that is going to be able to market.

But what is most important is, it is not going to be a monolith. So when you think about an integrated set of technologies, it is not going to be the same need of nor for the same purpose if I’m in a school, if I’m in a retail application or if I’m in a hospital. So it is a very customer driven thing.

If I am in a hospital, I am all about healing people, I’m all about being able to manage that process more effectively. What kind of information, data and processes are going to be important and technology can be integrated to help healthcare with that mission.

Tyco has done a bunch of things that you can think about that George can articulate around retail where they have gotten into the core of the business so no longer are you competing on the commodity of I’m trying to sell you a security system. You are now talking about you are in the revenue stream of a customer, just trying to help them run their business more effectively.

An office building, an office building what is the opportunity to use your facility much more effectively and efficiently in a much more productive way? That would come down to how your offices are designed, where are your people, where do they work the best, what kind of information can you collect to be able to help the customer run their business more efficiently and effectively.

Schools, same thing. So these are the kinds of tailored solutions that you will see over time that if you are in the technology business, the sensing capability, our ability to gather information, our ability to hear and understand what our customer is trying to achieve means that we will have tailored technology solutions and service solutions for each one of these vertical markets. Those are the things that you can expect.

Over time, you will hear us talk about here is what we are doing in the healthcare market, here is what we are doing in the education space. Here is what we are doing in the retail market. That is the way that we will start talking about this business because the technology is going to enable those solutions. And so those kinds of applications allows you not to compete with I am selling tons of air conditioning equipment, I’m selling a fire alarm system that is code and compliant. Now you are selling something different, now you are in actuality solving problems for a customer on their business side of the equation whatever that is.

And so what you will see over time similar to what you hear from George when he talks about his retail solutions, is we will have solutions that are going to be deeper and deeper inside the core of our customers’ business. That would be the strategic view of where we are going.

So what does this look like? If you look at this year’s numbers, 2016 pro forma, you’ve got a $30 billion Company; of that $30 billion, the preponderance of that is in the buildings business.

I think what you will understand about us is — and we will talk about it over time is — we are going to have the scale to make this work. I think over time we will just keep talking about it individually and together to help you understand that our connection throughout the value chain both from a technology standpoint and throughout the value chain where we are touching our customers make us uniquely capable to not only get to near-term synergies out but it is going to be able to give us a first mover advantage to be able to help solve these problems for our customers and get that feedback into our product development cycles so that we can build products that are going to help advantage our customers.

Where are we in this process? So we are right here. Everything seems to be going on track. I had an opportunity to tell some folks we don’t have feedback yet, the official feedback from Europe but otherwise pretty much we’ve got all the approvals, we’ve got MOFCOM approval here in the last week or so, United States on track. I don’t expect any issues in Europe. We don’t have that. But other than that from an approval standpoint we are in pretty good shape.

We need to get our prospectus and S—4 turned a couple more times so we can have a shareholder meeting. Right now it is tentatively — dates aren’t really scheduled but we know that it will be late July, early August is likely when the two shareholder meetings will happen and we are looking to close on October 1 and on October 31, Adient will be spun off.

And just to give you a little comfort on Adient, we will have an operational day one so internally we will be running Adient as a separate company come July 1. So we should be in pretty good shape. That gives us four months to make sure of any of the unforeseen and I guess probably more IT issues than anything else that we are able to work through. So I’m feeling pretty comfortable about where we are on Adient.

What you can expect for us. I won’t go through this. You have read it I am sure at this point and this shouldn’t be news as it relates to the company that comes out what we will look like. And to understand what is going to be important for us, we are going to continue to make the right investments in the business and also make sure that we are shareholding friendly as it relates to how we allocate capital.

We don’t have the details around that now. So you guys can ask all the questions you want and I think what you are going to hear from us is as we get into it and clearly understand what we have in front of us and look as a new management team, we will make sure we provide more and more guidance to you. But I just wanted to make sure because we are a little bit different places — we have been doing some share buybacks, Tyco hasn’t been in a position up to this point. If you look at our dividend structure, Tyco has a little bit better dividend than we do. We are going to make sure we harmonize this but we are going to make sure we put this in a way — put our capital structure in a way that’s something that you would expect and I feel pretty good about our ability to take advantage of the strong cash flows that we will have as a Company moving forward.

A little bit of time on this. A lot of questions about how cyclical is our business, what is the geographic representation. So one of the things that you should get out of this, not only is it a service business and when we get together the ones that are going to be there in June — if you are able to come to Milwaukee, what we are able to — hopefully able to communicate with you is because what is represented up here is our Power Solutions business which is an automotive aftermarket centric business; 80% of that business is a recurring revenue stream. The assumption being that we keep our customers.

I think you will get a good sense for why that is the case when you understand how the market is structured, what our business model is. But remember buying a replacement battery is not a discretionary purchase, it is something that you can only put off for 60, 90 days. At some point you are going to have to make a decision to purchase that battery and we want to help you understand the way that we see this business is 80% aftermarket, 20% OE and then a changing mix of technology so an opportunity for growth.

A little bit about the synergies. I talked about this already. The first thing you should see is that we are going to be immediately moving the needle as it relates to us cross-selling our products and services. That means taking advantage of those relationships, taking advantage of the strong North American branch network that we both have, making sure that we make it easy for our customers and easy for our people to be able to cross sell. It is not going to be anything that is going to require new technology. What it requires for us is to get people aligned around that objective. I will come back to that in a second.

The next thing is we will be talking about technology being packaged over time in a much more coherent way. There will be some technology integration applications in this two- to four-year window. But when you look out here, here is where we are talking about advanced technologies, reinventing our space, reinventing our space so that we are not out selling technology against technology. What we are out doing is helping customers run their businesses more effectively.

And so if you look at this waves of innovation and waves of opportunity near-term versus long-term, what we see is this is a sustainable opportunity for us and the more success we are having being able to adopt this the more investments you can see for us in this space and further technology offerings in buildings.

Who are we going to sell to? So when we get a chance maybe at the quick Q&A, you can ask some questions but we have talked to these customers so that is what we have been doing over the last two or three months. We have been talking to our customers and our customers are telling us this makes sense. We understand it. We understand who you are and we understand who you are. We understand that products and services that we build. We know when we buy, who buys. We have gone through and mapped that out and we understand the opportunities in front of us and so we are going to size that for you over a period of time so we can come back and talk about what you can expect.

And the way that that should show up is in share gain. We are not going to create new opportunity. I think in the long-term they will be creating new opportunities. We are providing technologies that people are going to want in order to help their businesses. In the near-term we are going to talk about gaining share.

If you look at this, this is a York slide if you go back over time, what we pulled this slide from a review of our York acquisition and so this is what gives us confidence.

So what I want you to pay attention to is we had a very targeted effort and I actually worked, I was running North America for our Controls Business at the time so I was a part of this whole process. What we saw was we were able to gain share in both equipment and controls in the near-term 2006 to 2008 so that is that first wave of selling and then over the long-term. You can see what kind of share that we were able to gain over time without being able to reinvest technology. What is going to be important is for us to make it easy for us to accomplish that with our customers.

So I wanted to give you some reference points — because people also ask, why do you feel like you can do this? Well, I know it is not the same but it is not that different either when you start talking about the kinds of things that we are going to do. And I feel confident we are seeing the same kinds of opportunities today if I go back in time when I was engaged in the York acquisition, the same kind of opportunities for us to have some near-term wins and long-term benefits.

Then of course we are going to make it easy for us and for our customers. We are going to continue to add value and then we are going to differentiate ourselves as best-in-class not only company from a shareholder perspective but from the technology we provide for our customers.

George Oliver - Tyco - CEO

Thanks, Alex. Good morning, everyone. Great seeing many of you at our welcome reception last evening. What I thought I would do is transition to the integration process and how well we are positioned to be able to deliver on the synergies that we communicated as part of the deal. We are now 3.5 months into the integration process and as Alex said earlier, couldn’t be more excited about the significant value that is going to be created through both the cost sell synergies as well as the revenue synergies.

Alex talked about the compelling strategic combination here that will ultimately position the new company to change the game in the space that we compete in. What I am going to talk about is how we now deliver creating a dollar of earnings per share over the next three years taken into account all of the operational improvements that each of the companies had committed previously within their operating plans combined would be $650 million of deal synergies to be able to positioned to deliver over $1 billion of cost out.

A significant amount of value is going to be delivered through what was already committed within the net total savings within the current productivity plan, $300 million by JCI; Tyco will deliver net total savings of $100 million and combined with the $650 million will create over $1 billion of cost savings, most of which is very much within our control.

So we put together an integration team. It has been over three months, we took some of the best leaders from both of the companies that have come together to work together with two of our best leaders working together on this effort. What I would say is in the early stages being able to assess our cost structure, identify opportunities and most important put together firm plans and being able to deliver not only on the existing productivity plans but now with the synergies that we identified as part of the merger to be able to deliver on the total operational benefits of over $900 million.

We broke it out into three key buckets. The first is consolidating the G&A structure to be able to deliver $400 million of savings. The next is taking the very strong progress that each of the companies have made within their procurement processes to deliver sustained savings, enhancing that with the combined buy and being able to leverage that to deliver $275 million of savings.

And last is to take the significant structure that we have across our operations and being able to integrate that structure, simplifying what we do to support our customers and then being able to consolidate our functional activities to be able to deliver significant savings of about $225 million. Overall, about $900 million of net operational savings.

Let me talk a little bit about how we deliver on each one of those elements. Our G&A structure and the combined G&A structure is about $2 billion of cost savings, it is made up of our core functions, HR, finance, legal, IP as well as some other G&A.

Now as we look to consolidate and leverage this combined structure, we are positioned to be able to deliver $400 million of net savings. Now much of this will be delivered by reducing the duplication of the public company cost, being able to consolidate and streamline our functional activities and we have made a lot of progress in this area already being able to create shared services, being able to combine associated services to enable our field to be able to better support customers and grow the company while we are delivering significant operational savings.

The next big bucket is in procurement. When you look at our combined spend, the combined spend is over $12 billion. As I said earlier, each of the companies have made significant progress in being able to sustain savings on their procurement over many years. By putting the two procurement activities together, leveraging the scale, we can then apply our best practices from both of the companies to deliver significant savings.

When you look at how it is broken down, 25% of our procurement is the direct materials, 45% indirect and then about 30% that we incurred to support the field. By leveraging the scale and deploying these best practices, we will be positioned to deliver $275 million of net savings.

The third big bucket is the $8 billion of cost base that is made up within our business units and this is broken down into manufacturing, engineering, commercial operations as well as branch overhead. We have the opportunity to leverage the Johnson Control operating system, to be able to standardize these processes, improve these processes with Lean Six Sigma which positions us to be able to capitalize on significant opportunities across each one of these operations.

In manufacturing for example, the Johnson Control Manufacturing System across all of their manufacturing base, we have a tremendous opportunity to leverage their scale, their success and deploy that across the Tyco manufacturing footprint.

In engineering, there is duplication of R&D as well as software development. This will enable us not only to enhance our capabilities but also to be able to free up significant resources.

In our commercial operations, both companies have made significant strides in enhancing their commercial structures, driving commercial excellence, being able to streamline the commercial operations to be able to drive productivity within the sales channel and being able to free up resources, now being able to integrate both commercial structures allows us to be able to take that to another level to again free up significant resources.

The last area is in the branch overhead. When you look at our direct channels and the overlap that we have within our field operations, gives us an opportunity again not only to enhance and capitalize on the customer opportunities but being able to take all of the resources supporting those units, putting them together into shared services which enable us to be able to leverage the scale of the combined company. All of these activities position us to be able to deliver $225 million of net savings.

Now when you look at the performance of both companies over the last three years, there is a proven history of operational execution.

Looking at Tyco, we have improved our segment operating margin by 230 basis points over the last three years and it has been mainly driven by strong restructuring and productivity initiatives, complemented with the strong sourcing savings that we have had off of our buy. When you look at the JCI performance, very strong performance with 250 basis points of improved segment operating margin and a lot of that again driven by strong restructuring and productivity initiatives enabled by the Johnson Control Operating System, improving processes and driving leading manufacturing capabilities.

That also has complemented the significant M&A transactions that they have been able to integrate very successfully.

This is what gives us confidence that with the two companies coming together, gives us tremendous confidence that we are going to be able to continue to drive the transformation and the execution of these benefits, building strong fundamentals to free up the resources that are going to be required to be able to support the growth while we are continuing to deliver strong margin expansion.

So in summary, it is a compelling combination with significant value creation. As I said, I am more excited today as we look at what the potential cost synergies and revenue synergies are. We’ve got a strong portfolio as a global leader in building automation, controls, fire security, HVAC equipment and energy storage systems. We have a strong balance sheet with balanced capital allocation and as Alex showed you, a very diversified exposure across the business cycle with significant service and aftermarket revenue.

With the plans we have in place to deliver over $1 billion in initiatives within our control, we are going to create a dollar of earnings per share over the next three years. And that more important the work that we do to create this new structure is going to create the capacity that we are going to be able to support the growth and capitalize on the trends that are occurring in the space that we compete in and be able to sustain strong earnings growth as we take the company forward.

So on that, we would like to open it up for Q&A.

QUESTION AND ANSWER

Unidentified Audience Member

If my memory serves me as the ex Chairman of the Shingo Institute, JCI has won more Shingo prizes than any company in the world which is not something that I can say about Tyco. What gives you the confidence that you are going to be able to take that mindset and transplant it beyond the restructuring and consolidation and sourcing kind of things?

Alex Molinaroli - Johnson Controls - Chairman and CEO

What mindset? Elaborate what you are referring to exactly. Mindset of what?

Unidentified Audience Member

The mindset of truly thinking beyond what I would call (inaudible) kinds of restructuring, maybe common sourcing?

Alex Molinaroli - Johnson Controls - Chairman and CEO

So here’s my observation. My observation is that Tyco has their eye on the ball. What I kind of observed in this whole process is that it has been an incredibly busy organization. We have been busy the last three years, it is not like people haven’t been working but three years because we have been doing a lot of transactions and reshaping our portfolio. I think the Tyco organization has been going through a transformation that is over a decade. And what I see is over the last three years George has done a good job of being able to put the seeds in place to build a foundation to be able to put in place the kind of processes that we are very comfortable with.

I think and George, you can speak for yourself, what I see when George comes in, of course George’s background with General Electric and some of this team’s background from different places, what they see is an opportunity to take what they are already doing and move into some processes that might be a little more mature.

And what I have always found is when you do this if you’ve got the willingness to share and find best practices, then you will very quickly get there and I haven’t seen any push back at all. And you would be surprised, we have this checklist that we go through, what is at Johnson Controls that we would like to share, what is at Tyco we would like to share and it is a pretty balanced checklist quite frankly. It is not something that is all Johnson Controls.

I think that where we have the advantage and George alluded to it is we’ve just had stability over a longer period of time and so the opportunity is for Tyco to take advantage of that.

George Oliver - Tyco - CEO

Yes, we have made great progress with the Tyco Business System. Now certainly we are not at the level that Johnson Controls is at with their expansive manufacturing footprint. Based on my experience not only previously within GE but the work we have done in Tyco, we are already now leveraging the framework that they utilize. We are beginning to measure our operations and rate our operations similar to what they do and very quickly right from day one, we are going to know what the opportunities are and how we take the combined structure, integrate the combined structure and successfully deliver on the synergies.

Unidentified Audience Member

Maybe for George and Alex collectively, but I think you made the point at the day that you announced a deal that the synergies were in fact not to replace the productivity that each had on board and you laid that out for us today. But maybe could you elaborate, does getting those opportunities become easier because of this deal, do they become accelerated or somehow less costly?

And then the second part of the question is if I go back to the synergy number itself, one could argue it is still quite conservative. If I put power aside, it is 2% of sales of the building related companies. We have certainly seen much bigger numbers than that out of similar transactions.

Alex Molinaroli - Johnson Controls - Chairman and CEO

So I will start this and, George, you can add in. I think what you see today is a framework that if everyone gets comfortable with I think it only gets better from here.

I also think my view of this is it becomes very, very difficult because of what we’ve both got going on for us to be able to say even a year from now this is going to be because of the acquisition and merger and this is going to be because of Hitachi, and this is going to be because of ongoing efforts that we both have. What you are seeing is we are establishing a framework that allows us to say we are going to get more and whether we would have gotten more and which bucket you put it in, we are going to probably get less toward which bucket and use it off this foundation of $1 billion. And so the $1 billion is what we will start talking about. And then I would expect you will see more, not less from there.

But resetting this framework that allows us to truly integrate and not try to keep score with all the ongoing initiatives is important. So everything you just said I would say yes, yes, yes. Easier to do, I think there is more to be had. I think it is going to be difficult if we do this right to be able and probably not the best effort in the world to figure out where it all came from but I do think there is upside.

George Oliver - Tyco - CEO

What I think it does, Jeff, when you look at the way we have done this because we have had a tremendous team working on this assessing their cost structure, our cost structure initiatives that they had underway, initiatives that we had underway and then making sure that we are be in a to deliver all of that on combining with the 650, 500 of which is the operational savings that we can generate as part of the merger.

And it gives me the confidence now with the structure that we are putting together that I think we are well-positioned to deliver on those synergies and as we begin to learn more, as we begin to work together, there is potential upside to that.

Unidentified Audience Member

Thanks. Just on the revenue synergies point. I guess when you go around to buildings trade shows and so on, you often hear about open standards, the interoperability of the different companies and brands controlled and equipment. You seem to be implying maybe that has reached its peak or do you think the value of the sort of walled garden approach is going to increase? Is that right or am I missing something about how you are getting their synergies on the (multiple speakers)?

Alex Molinaroli - Johnson Controls - Chairman and CEO

I think it will always be there. Systems are more open. Ironically what is happening with the security problems people are having, systems are actually becoming more closed. But what I think we are talking about is integrating even more tightly than that. Because when you have an open system and they say I’ll let my stuff talk to your stuff, that means I’m going to let my stuff talk to these things and let you have limited access and be able to do limited diagnostics and have limited control.

When you have a system that is truly integrated, I mean being built off the same platforms, using the same firmware and software with the end in mind, the integration is going to be so much more tighter. In fact it will probably come all the way down to the device level. So instead of having three devices in a room, maybe you will have two or one because you don’t need all three. That is a much tighter integration than when you talk about my system can talk to your system. Only in the out years that is the kind of stuff that we are talking about. It is much more disruptive.

Unidentified Audience Member

Just have a question on the numbers. When you do the math on the background you gave us, the pro forma for 2016 seems to be around 270-ish, 265, 270-ish? Is that the right pro forma EPS number?

Unidentified Company Representative

Yes.

Unidentified Audience Member

With no deal amortization? What is the kind of reported number do you think with the deal amortization? Okay, 230. So basically we are using that 16 base adding on the buck and then whatever growth you get on top of that. So with the deal amortization I mean if you strip that out, you are getting to something that is close to $4, not including growth, the 270 plus the dollar?

Unidentified Company Representative

Yes, that is about right.

Unidentified Audience Member

Will you guys include restructuring? Are we going to continue to include restructuring in the numbers like we have done with Tyco in the last year or so and would you think —?

Alex Molinaroli - Johnson Controls - Chairman and CEO

Probably not.

Unidentified Audience Member

Okay. Probably not. And then one last question just for George. When you look at the percentages of the cost base, 2% for procurement, 3% for the branch stuff, that seems relatively low relative to what you have done kind of back to Jeff’s question. Are there any reasons why the experience going into this would be different than what you guys did over the last three years when it comes to the types of savings and the playbook you are going to apply here?

George Oliver - Tyco - CEO

Not at all. We are applying the same playbook as far as making sure that we are going to capitalize on all of the success that they have achieved within their JCI Operating System with what we have done with the integration of our branches. And what I see initially, we are doing a lot of work to make sure we are totally grounded within the combined structure. We are going to deploy the same playbook and I truly believe that we have high-level confidence that we will be able to deliver on what we have committed and we are going to continue to work to deliver more. And that is what ultimately we are trying to achieve.

We have made a lot of progress when you look at the cost out in both companies that has contributed to the significant margin expansion over the last three years. And that is going to continue and I think it is going to give us a lot of capacity to make the re-investments that we need to make into growth while we are continuing to deliver improved segment operating margins going forward. I think we are very confident of that.

Unidentified Audience Member

So the (inaudible) operating savings, in the total world, we have a cost saving number and that is then netted to investment levels, whatever else to a net number at the moment, does that net number come through the bottom line?

George Oliver - Tyco - CEO

These saving charts that we showed you in each one of those buckets are net total savings within those buckets.

Unidentified Audience Member

And then you mentioned quote unquote good free cash flow conversion. What is a good ambition for the new JCI ex Adient free cash flow conversion on (inaudible)?

Alex Molinaroli - Johnson Controls - Chairman and CEO

Combined. So I think Tyco is running 90 to 100 in that bandwidth. We have been around 65, 70. I think we would improve — I think we will start with an 8 with an aspiration to get to a 9 in front of it. But we have got some work to do. I mean there is capital investments underway with Power Solutions that we need to make sure that we understand but I think that is the kind of range you should think about.

Unidentified Participant

We have talked about a lot of big things so maybe we will go back to the micro a little bit. I mean one thing that I have picked up is that perhaps York’s vitality, particularly on the residential HVAC side, has some problems that may cause more need for product investment. Definitely picked up a lot of chatter from distribution being concerned about that.

And then maybe, George, you could speak a little bit about reinvesting for growth because obviously it is great with all of this cost synergy but there is going to be — have to be maybe a recommitment to some of the smaller things in the context of this integration.

Alex Molinaroli - Johnson Controls - Chairman and CEO

So I will address the York question. You didn’t have to go to distribution to hear that, I would have told you that. Clearly the business has been underinvested for quite some time. You are seeing us make those investments and in fact, we even talk about you are starting to see those investments flow through the product line and we are paying for the investments we didn’t make. There is no doubt about that.

And I mentioned in my comments that the Tyco merger does not fix this problem for us. But it is also something that needs to be fixed. It is not something that is going to say we have got this other thing to do and we are going to let that atrophy. We have got to get that problem solved and stable because if we don’t, it is going to have implication across the board, you can’t — you sound like you are familiar with the business. If you are familiar with it, you know that it is like pulling a thread. If you start having too much weakness in any one part of that product segment, you move to light commercial, light commercial moves to your heavier equipment and so it is something that we have to fix.

So I acknowledge where you are at. You didn’t have to go there. You could have come to me and I would have told you that.

George Oliver - Tyco - CEO

So the second part of the question is the capacity for reinvestment?

Unidentified Audience Member

Yes, (inaudible).

George Oliver - Tyco - CEO

So we have been on a journey here as we have been investing in R&D and a lot of our spend in R&D is software as we have been transforming our portfolio. That has been continuing and that is going to continue with the combination as well as we have been enhancing our commercial structure. We have made tremendous progress in the last 18 months in enhancing. We have been putting more salespeople into our channel and we have been enhancing their capabilities with our E3 initiative. That all continues, the investments that we are making that is going to now be able to capitalize on all of the investments that we have been making to accelerate our growth.

We have been hit with a couple of tough end markets that have been challenging for us but that hasn’t changed our view relative to how we position our portfolio to be able to accelerate growth and deliver sustained earnings improvement here going forward. And I think with the combination with what they have done within JCI, I have tremendous confidence that we are going to be able to continue to make the re-investments while we are delivering very strong margin improvement and delivering on the dollar of earnings per share growth over the next three years.

Unidentified Audience Member

Could both of you comment on - for the ERP setups that the company has and what the issues will be as we merge them because I know on the Tyco side, there has been a massive consolidation program going on going back from the legacy days. But Johnson Controls has more than a few mergers of its own to deal with and may have been taking a different path to consolidate their system and how the two paths look as they (multiple speakers)?

Alex Molinaroli - Johnson Controls - Chairman and CEO

All I can say is the ERP question so we were like great Tyco is going to solve our ERP problems. So the first thing I said to George, thank you for your ERP system. He said that is not me, wrong guy. So we both are in a position that we need to take in fact if you are following Johnson Controls we paused our ERP implementation because of the Adient spend and then ultimately because of the Tyco merger because we need to have a more integrated plan.

So I think it will have an impact on our long-term investments. We both have workable systems but we both have - I’m not sure who has more complexity quite frankly. We don’t know the answer to that but we both have work to do.

George Oliver - Tyco - CEO

My sense based on what I have seen here in the last 3.5 months, very similar starting points, very complex. What we have been doing within Tyco and JCI through their operating system is working to drive process excellence prior to making the investments required to simplify the IT structure.

We have been making a lot of progress within Tyco with taking our existing structure and getting it to a level that as we standardize our processes and we can make the investments that ultimately simplify our ERP structure, I think JCI has been making similar type progress.

This is a journey, there is a lot that can be done with other deployments for instance within our E3. We are standardizing and simplifying all of our commercial activity within the sales force environment. That now is creating better data that ultimately now leverages the ERP structure that we have in place. Those are good examples that allows us to be able to standardize process, get good data inputs and then ultimately make the investments required to simplify the ERP structure.

Alex Molinaroli - Johnson Controls - Chairman and CEO

Some of the things that we will have to do in order to get the synergies even if it is not the ultimate solution, we have gone through a pretty mature shared services model within Johnson Controls. We have three shared services globally that almost all of our transactions run through.

One of the things that we will have to do fairly quickly is figure out how do we integrate that either with the ultimate solutions or with an intermediate solution so that we can get some of the synergy numbers that are in front of us.

So it is not like we don’t know what is in front of us. We had mapped out our processes, we were on our way to an ERP system for the entire company but now of course we have got the merger we have to understand each other’s business a little bit better.

Unidentified Audience Member

Two things. One, how are you guys going to divide and conquer over the next 18 month’s transition period? And then secondly, how do you think about batteries remaining in the portfolio. Why does it make sense going forward?

Alex Molinaroli - Johnson Controls - Chairman and CEO

So I will start so there’s more work to do than even two people can do. I think that if you look at even the way that we set this thing up, I mean George ultimately being responsible for the company, the most important thing for George to do is to be able to get himself ingrained into the business and the integration of the business itself to make sure it is successful now but in the future. And it is just going to make him even more effective long-term.

So you think about where George will be spending his time, it is going to be in the operations of the business making sure that we set it up for success early on but also set it up for long-term success.

As it relates to Power Solutions and I think over time we are going to make sure that we continue to assess that and anything else in our portfolio, I believe it has a strong potential and future. I think that a big part of what we need to do is make sure that people can see what we see, give us the feedback and make sure it is an investment that makes sense for the company. But quite frankly I would say it is the wrong time to even think about it because I don’t even, I look at the business today and I don’t think people understand — maybe we haven’t done a good job of articulating the value that is already there today, much less the value for the future.

George Oliver - Tyco - CEO

So I would add that we have been working hard to make sure that we get the right structure, the right leadership and the right process that will enable us to be able to be successful in doing the jobs that we do. And so a big focus as I laid out from an operational standpoint, there is a lot of work to be done and I feel great about the team. Alex and I are totally aligned relative to the structure that is going to be required. We are assessing our leadership so that we have the best of the best in all of the key positions and then it is going to be the intensity, the operational intensity that we drive that will position us to be able to deliver on the benefits.

I couldn’t be more excited. I think this is going to be a great company. It is going to change the game and the space we are in. It is going to create a tremendous amount of value not only to the cost synergies but also the revenue synergies that Alex articulated. And I would tell you to reinforce what Alex started today that all of our constituents couldn’t be more excited, our customers, our employees and hopefully all of our shareholders with the value that is going to be created through this combination.

Unidentified Participant

Thank you very much.

NO OFFER OR SOLICITATION

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ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction between Johnson Controls, Inc. (“JCI”) and Tyco International plc (“Tyco”), Tyco will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of JCI and Tyco that also constitutes a prospectus of Tyco (the “Joint Proxy Statement/Prospectus”). JCI and Tyco plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF JCI AND TYCO ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT JCI, TYCO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by JCI and Tyco through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by JCI by contacting JCI Shareholder Services at Shareholder.Services@jci.com or by calling (800) 524-6220 and will be able to obtain free copies of the documents filed with the SEC by Tyco by contacting Tyco Investor Relations at Investorrelations@tyco.com or by calling (609) 720-4333.

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There may be statements in this communication that are, or could be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and, therefore, subject to risks and uncertainties, including, but not limited to, statements regarding JCI’s or the combined company’s future financial position, sales, costs, earnings, cash flows, other measures of results of operations, capital expenditures or debt levels are forward-looking statements. Words such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “should,” “forecast,” “project” or “plan” or terms of similar meaning are also generally intended to identify forward-looking statements. JCI cautions that these statements are subject to numerous important risks, uncertainties, assumptions and other factors, some of which are beyond JCI’s control, that could cause JCI’s or the combined company’s actual results to differ materially from those expressed or implied by such forward-looking statements, including, among others, risks related to: JCI’s and/or Tyco’s ability to obtain necessary regulatory approvals and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, any delay or inability of the combined company to realize the expected benefits and synergies of the transaction, changes in tax laws, regulations, rates, policies or interpretations, the loss of key senior management, anticipated tax treatment of the combined company, the value of the Tyco shares to be issued in the transaction, significant transaction costs and/or unknown liabilities, potential litigation relating to the proposed transaction, the risk that disruptions from the proposed transaction will harm JCI’s business, competitive responses to the proposed transaction and general economic and business conditions that affect the combined company following the transaction. A detailed discussion of risks related to JCI’s business is included in the section entitled “Risk Factors” in JCI’s Annual Report on Form 10-K for the fiscal year ended September 30, 2015 filed with the SEC on November 18, 2015 and available at www.sec.gov and www.JohnsonControls.com under the “Investors” tab. Any forward-looking statements in this communication are only made as of the date of this communication, unless otherwise specified, and, except as required by law, JCI assumes no obligation, and disclaims any obligation, to update such statements to reflect events or circumstances occurring after the date of this communication.

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